UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

MoneyLion Inc.

(Name of Issuer)

Class A Common Stock, Par Value $0.0001 Per Share

(Title of Class of Securities)

60938K106

(CUSIP Number)

Joseph D. Giquinto

281 Witherspoon Street, Floor 3

Princeton, NJ 08540

(609) 873-9237

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 22, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 60938K106

1.	Names of Reporting Persons Edison Partners VIII, LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 32,625,157 shares (2)

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 32,625,157 shares (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 32,625,157 shares (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 14.4% (3)

14.	Type of Reporting Person (See Instructions) PN

(1)	This Schedule 13D is filed by Edison Partners VIII, LP (“Edison VIII LP”) and Edison VIII GP LLC (“Edison VIII GP” and, with Edison VIII LP, collectively, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)	These shares are held by Edison VIII LP. Edison VIII GP serves as the sole general partner of Edison VIII LP and, as such, Edison VIII GP possesses voting and dispositive power over the shares held by Edison VIII LP, and may be deemed to have indirect beneficial ownership of the shares held by Edison VIII LP.

(3)	This percentage is calculated based upon 227,147,708 shares of Class A Common Stock outstanding as of September 22, 2021, as disclosed in the Current Report on Form 8-K filed by the Issuer on September 28, 2021.

CUSIP No. 60938K106

1.	Names of Reporting Persons Edison VIII GP LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 32,625,157 shares (2)

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 32,625,157 shares (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 32,625,157 shares (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 14.4% (3)

14.	Type of Reporting Person (See Instructions) OO

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)	These shares are held by Edison VIII LP. Edison VIII GP serves as the sole general partner of Edison VIII LP and, as such, Edison VIII GP possesses voting and dispositive power over the shares held by Edison VIII LP, and may be deemed to have indirect beneficial ownership of the shares held by Edison VIII LP.

(3)	This percentage is calculated based upon 227,147,708 shares of Class A Common Stock outstanding as of September 22, 2021, as disclosed in the Current Report on Form 8-K filed by the Issuer on September 28, 2021.

Item 1.	Security and Issuer

The class of equity security to which this statement on Schedule 13D relates is the Class A common stock, $0.0001 par value (“Class A Common Stock”) of MoneyLion Inc. (formerly known as Fusion Acquisition Corp.), a Delaware corporation (the “Issuer” or “MoneyLion”). The address of the principal executive offices of the Issuer is 30 West 21st Street, 9th Floor, New York, NY 10010. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 2.	Identity and Background

(a)	This Schedule 13D is filed by Edison Partners VIII, LP (“Edison VIII LP”) and Edison VIII GP LLC (“Edison VIII GP” and, together with Edison VIII LP, collectively, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(b)	The principal business office of the Reporting Persons is 281 Witherspoon Street, Princeton, NJ 08540.

(c)	The principal business of each of the Reporting Persons is a venture capital investment business.

(d)	During the last five years, none of the Reporting Persons or the Listed Persons (as defined below) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, none of the Reporting Persons or the Listed Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in such Reporting Person being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Each of Edison VIII LP and Edison VIII GP was organized in the state of Delaware. The Listed Persons are citizens of the United States of America.

In accordance with the provisions of General Instruction C to Schedule 13D, information concerning the managing members and each other person controlling Edison VIII GP (the “Listed Persons”) required by Item 2 of Schedule 13D is listed on Schedule 1 hereto and is incorporated by reference herein.

Item 3.	Source and Amount of Funds or Other Consideration

The shares of Class A Common Stock reported herein as being beneficially owned by the Reporting Persons were issued to Edison VIII LP in connection with the completion of the business combination (the “Business Combination”) on September 22, 2021 (the “Closing Date”) as contemplated by that certain Agreement and Plan of Merger, dated as of February 11, 2021 and amended on June 28, 2021 and September 4, 2021 (the “Merger Agreement”), by and among the Issuer, ML Merger Sub Inc., a Delaware corporation and a wholly owned subsidiary of the Issuer (“Merger Sub”), and MoneyLion Technologies Inc., formerly known as MoneyLion Inc. (“Legacy MoneyLion”), a Delaware corporation. Pursuant to the terms of the Merger Agreement, a business combination between the Issuer and Legacy MoneyLion was effected through the merger of Merger Sub with and into Legacy MoneyLion, with Legacy MoneyLion surviving as the surviving company and as a wholly-owned subsidiary of the Issuer (together with the other transactions described in the Merger Agreement, the “Merger”). On the Closing Date, the Issuer changed its name from Fusion Acquisition Corp. to MoneyLion, Inc.

Immediately prior to the time of filing of a certificate of merger with the Secretary of State of the State of Delaware upon consummation of the Merger (the “Effective Time”), all issued and outstanding shares of Legacy MoneyLion preferred stock (the “MoneyLion Preferred Stock”) converted into shares of Legacy MoneyLion common stock (the “Legacy MoneyLion Common Stock”), after which Edison VIII LP held 1,988,394 shares of Legacy Money Lion Common Stock. At the Effective Time, each outstanding share of Legacy MoneyLion Common Stock was cancelled and converted into the right to receive 32,625,157 shares of Class A Common Stock of the Issuer, resulting in the issuance of 32,625,157 shares of Class A Common Stock to Edison VIII LP.

In accordance with the terms of Merger Agreement, up to 17,500,000 shares of Class A Common Stock will be issued at a future date should the Class A Common Stock achieve certain tiered trading price thresholds during the five year period immediately following the Closing Date (the “Earnout Shares”). Edison VIII LP has the contingent right to receive up to an aggregate of 2,810,479 Earnout Shares. Such Earnout Shares are excluded from the Reporting Persons’ beneficial ownership as reported herein because the Reporting Persons do not currently have the right to acquire any Earnout Shares.

The securities of Legacy MoneyLion held by Edison VIII LP and exchanged for Class A Common Stock in the Business Combination were purchased for an aggregate purchase price of $49,020,540 million. The funds used by Edison VIII LP to acquire the securities of Legacy MoneyLion were obtained from capital contributions by its partners.

Item 4.	Purpose of Transaction

The information regarding the Business Combination set forth in Item 3 above is incorporated into this Item 4 by reference. All of the shares of Class A Common Stock beneficially owned by the Reporting Persons, as reported in this Schedule 13D, were received in connection with the Business Combination.

Subject to applicable legal requirements, one or more of the Reporting Persons may purchase additional securities of the Issuer from time to time in open market or private transactions, depending on their evaluation of the Issuer’s business, prospects and financial condition, the market for the Issuer’s securities, other developments concerning the Issuer, the reaction of the Issuer to the Reporting Persons’ ownership of the Issuer’s securities, other opportunities available to the Reporting Persons, and general economic, money market and stock market conditions. In addition, depending upon the factors referred to above, the Reporting Persons may dispose of all or a portion of their securities of the Issuer at any time. Each of the Reporting Persons reserves the right to increase or decrease its holdings on such terms and at such times as each may decide.

Other than as described above in this Item 4, none of the Reporting Persons have any plan or proposal relating to or that would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the Board of Directors of the Issuer; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) any changes in the Issuer’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) a class of securities of the Issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to those enumerated above.

Christopher S. Sugden is a member of the board of directors of the Issuer and also serves as a Managing Member of Edison VIII GP. As a director of the Issuer, Mr. Sugden may have influence over the corporate activities of the Issuer, including activities that may relate to the events described in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a)	See responses to Item 13 on the cover pages of this filing, which are incorporated herein by reference. The Reporting Persons beneficially own, in the aggregate, 32,625,157 shares of Class A Common Stock. The Reporting Persons’ aggregate beneficial ownership percentage is approximately 14.4% of the outstanding shares of Class A Common Stock. Calculations of the percentage of the shares of Class A Common Stock beneficially owned is based on 227,147,708 shares of Class A Common Stock outstanding as of September 22, 2021, as disclosed in the Current Report on Form 8-K filed by the Issuer on September 28, 2021.

(b)	See responses to Items 7, 8, 9 and 10 on the cover pages of this filing, which are incorporated herein by reference.

(c)	Except as described in Item 3, the Reporting Persons have not engaged in any transaction with respect to the Common Stock during the sixty days prior to the date of filing this Schedule 13D.

(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the shares of Class A Common Stock beneficially owned by any of the Reporting Persons.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Registration Rights Agreement

On the Closing Date, pursuant to the terms of the Merger Agreement, the Issuer,  Fusion Sponsor, LLC, certain stockholders of the Issuer, including Edison VIII LP, and certain of their respective affiliates entered into a Registration Rights Agreement (the “Registration Rights Agreement”). Pursuant to the Registration Rights Agreement, the Issuer will register for resale under the Securities Act of 1933, as amended (the “Securities Act”), certain shares of Class A Common Stock and other equity securities of the Issuer that are held by the parties thereto from time to time.

The Registration Rights Agreement also provides the Legacy MoneyLion stockholders with certain demand and piggyback registration rights.

Amended and Restated Bylaws

In connection with the Merger, on the Closing Date, the Issuer adopted its Amended and Restated Bylaws, which restricted the former holders of Legacy MoneyLion Common Stock, including Edison VIII LP, from transferring any shares of Class A Common Stock received as consideration in connection with the Business Combination, including any Earnout Shares, during the Lockup Period (as defined below). Such restrictions begin at the Effective Time and end on the date that is the earlier of (a) 180 days after the Closing Date and (b) the date on which the closing price of the shares of Class A Common Stock is equal to or greater than $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period (provided that, for purposes of this clause (b), the measurement period for determining the closing price of the share of Class A Common Stock shall commence no earlier than 60 days following the Closing Date) (the “Lockup Period”).

The foregoing description of the terms of the Registration Rights Agreement and the Amended and Restated Bylaws is intended as a summary only and is qualified in its entirety by reference to the Registration Rights Agreement and Form of Amended and Restated Bylaws, which are filed as exhibits to this Schedule 13D and incorporated by reference herein.

The information provided in Items 3, 4 and 5 is hereby incorporated by reference herein.

Other than as described in this Schedule 13D, to the best of the Reporting Persons’ and Listed Persons’ knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.

Item 7.	Material to be Filed as Exhibits

A.	Form of Registration Rights Agreement (incorporated by reference to Exhibit 3.3 of the Issuer’s Current Report on Form 8-K (File No. 001-39346), filed with the SEC on September 28, 2021).

B.	Form of Amended and Restated Bylaws (incorporated by reference to Exhibit 3.4 of the Issuer’s Registration Statement on Form S-4 (File 333-255936), filed with the SEC on August 30, 2021).

C.	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 4, 2021

Edison Partners VIII, LP

By:	Edison VIII GP LLC
its	General Partner

By:	/s/ Christopher S. Sugden
Name: Christopher S. Sugden
Title: Managing Member

Edison VIII GP LLC

By:	/s/ Christopher S. Sugden
Name: Christopher S. Sugden
Title: Managing Member

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

SCHEDULE I

Managers of Edison VIII GP

Joseph A. Allegra

c/o Edison VIII GP LLC

281 Witherspoon Street, Floor 3, Princeton, NJ 08540.

Principal Occupation: Venture Capital investment

Citizenship: United States of America

Gary P. Golding

c/o Edison VIII GP LLC

281 Witherspoon Street, Floor 3, Princeton, NJ 08540.

Principal Occupation: Venture Capital investment

Citizenship: United States of America

Michael A. Kopelman

c/o Edison VIII GP LLC

281 Witherspoon Street, Floor 3, Princeton, NJ 08540.

Principal Occupation: Venture Capital investment

Citizenship: United States of America

Christopher S. Sugden

c/o Edison VIII GP LLC

281 Witherspoon Street, Floor 3, Princeton, NJ 08540.

Principal Occupation: Venture Capital investment

Citizenship: United States of America

Ryan M. Ziegler

c/o Edison VIII GP LLC

281 Witherspoon Street, Floor 3, Princeton, NJ 08540.

Principal Occupation: Venture Capital investment

Citizenship: United States of America

Exhibit(s):

A.	Form of Registration Rights Agreement (incorporated by reference to Exhibit 3.3 of the Issuer’s Current Report on Form 8-K (File No. 001-39346), filed with the SEC on September 28, 2021).

B.	Form of Amended and Restated Bylaws (incorporated by reference to Exhibit 3.4 of the Issuer’s Registration Statement on Form S-4 (File 333-255936), filed with the SEC on August 30, 2021).

C.	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

EXHIBIT C

JOINT FILING AGREEMENT

The undersigned hereby agree that a single Schedule 13D (or any amendment thereto) relating to the Common Stock of MoneyLion shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13D.

Dated: October 4, 2021

Edison Partners VIII, LP

By:	Edison VIII GP LLC
its	General Partner

By:	/s/ Christopher S. Sugden
Name: Christopher S. Sugden
Title: Managing Member

Edison VIII GP LLC

By:	/s/ Christopher S. Sugden
Name: Christopher S. Sugden
Title: Managing Member